Exhibit 99.1

GENFIT to Participate in Upcoming Investor Conferences

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), September 05, 2023 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases, today announced that it will participate in the following upcoming investor conferences.

Morgan Stanley 21st Annual Global Healthcare Conference

Date: September 11-13, 2023

Location: New York

H.C. Wainwright 25th Annual Global Investment Conference

Date: September 11-13, 2023

Date of company presentation: September 12, 2023 at 9:30am ET

Location: New York

Portzamparc BNP Paribas Biotech & Health Seminar

Date: October 4-5, 2023

Format: Digital

Investor Access Event

Date: October 9-10, 2023

Location: Paris

HealthTech Innovation Days

Date: October 24-25, 2023

Location: Paris

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts

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of a successful Phase III trial (ELATIVE®) evaluating elafibranor in Primary Biliary Cholangitis (PBC) and a growing and diversified pipeline of innovative therapeutic and diagnostic solutions. Its R&D pipeline covers six therapeutic areas via eight programs which explore the potential of differentiated mechanisms of action, across a variety of development stages (pre-clinical, Phase 1, Phase 2, Phase 3). These diseases are acute on chronic liver failure (ACLF), hepatic encephalopathy (HE), cholangiocarcinoma (CCA), urea cycle disorders (UCD), organic acidemias (OA) and PBC. Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on NASH and ACLF. GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. For more information, visit www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995 in relation to GENFIT’s research and development programs. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “targeted”, “anticipated”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, cost of, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, potential synergies related to the acquisition of Versantis, our capacity to integrate its assets, develop its programs and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2022 Universal Registration Document filed with the Autorité des marches financiers (AMF) on April 18, 2023, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and

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reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2022 Annual Report on Form 20-F filed with the SEC on April 18, 2023. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Press relations

Stephanie Boyer | Tel: +33 3 2016 4000 | stephanie.boyer@genfit.com

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